Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 15, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
08/09/2025	11,000	411.9035	4,530,938.50	—	—	—	—	11,000	411.9035	4,530,938.50
09/09/2025	10,000	407.3674	4,073,674.00	9,383	479.5611	4,499,721.80	3,831,506.98	19,383	407.8409	7,905,180.98
10/09/2025	9,200	409.1238	3,763,938.96	8,422	474.3665	3,995,114.66	3,412,586.20	17,622	407.2481	7,176,525.16
11/09/2025	8,670	406.4014	3,523,500.14	—	—	—	—	8,670	406.4014	3,523,500.14
12/09/2025	9,000	406.2020	3,655,818.00	—	—	—	—	9,000	406.2020	3,655,818.00
Total	47,870	408.3532	19,547,869.60	17,805	477.104	8,494,836.46	7,244,093.18	65,675	407.9477	26,791,962.78

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till September 12, 2025, the total invested consideration has been:
•Euro 60,408,471.24 for No. 146,970 common shares purchased on the EXM
•USD 20,459,185.55 (Euro 17,506,910.54*) for No. 42,456 common shares purchased on the NYSE.

As of September 12, 2025, the Company held in treasury No. 15,895,401 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.20% of the total issued common shares. Including the special voting shares, the Company held in treasury 8.78% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 12, 2025, the Company has purchased a total of 5,200,446 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,720,485,079.13.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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